Exhibit 99.1

news release

Encana announces closing of over-allotment option in connection with bought deal offering

Calgary, Alberta (March 20, 2015)

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) announced today that, in connection with its completed offering of 85,616,500 common shares of Encana (the “Shares”) at a price of C$14.60 per Share (the “Offering Price”), the over-allotment option granted to the underwriters to purchase up to an additional 12,842,475 Shares (the “Over-Allotment Option”) at the Offering Price was exercised in full for additional aggregate gross proceeds to Encana of approximately C$187.5 million. The sale of the additional Shares today pursuant to the Over-Allotment Option brings the aggregate gross proceeds to Encana from the offering, including the Over-Allotment Option (collectively, the “Offering”), to approximately C$1.44 billion.

“As we announced during our February guidance update, we expect our 2015 capital spending plans and dividend to be fully funded through anticipated cash flow and proceeds from previously announced divestitures,” says Doug Suttles, Encana President & CEO. “The successful completion of this bought deal offering further enhances our financial flexibility.”

Encana will use the net proceeds of the Offering to redeem its US$700 million of long-term debt maturing in 2017 and C$750 million of long-term debt maturing in 2018 on April 6, 2015. The Offering was made on a bought deal basis through a syndicate of underwriters led by RBC Capital Markets, Credit Suisse and Scotiabank.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the expected use of the net proceeds of the Offering, the anticipated benefits from the use of proceeds therefrom, Encana’s expectation that its 2015 capital spending plans and dividend will be fully funded and Encana’s anticipated cash flow and expected proceeds from divestitures.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, their historical experiences and perceptions of historical trends, all of which are subject to the risk factors identified elsewhere in this news release or in or incorporated by reference into Encana’s prospectus supplement in respect of the Offering dated March 4, 2015 to its base shelf prospectus dated June 27, 2014. For a full discussion of Encana’s material risk factors, see “Risk Factors” in Encana’s most recent Annual Information Form, “Risk Management” in Encana’s annual MD&A and risk factors described in other documents Encana files from time to time with securities regulatory authorities, all of which are available on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Advisor, Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation